02053333

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

SEC MAIL RECEIVED PROCESSING NOV 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kenmar Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane
(No. and Street)

Greenwich, (City) Connecticut (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary J. Yannazzo (203) 861-1050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary J. Yannazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenmar Securities, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior V.P. & CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENMAR SECURITIES, INC.

ANNUAL REPORT

September 30, 2002

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended September 30, 2002

KENMAR SECURITIES, INC.

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Kenmar Securities, Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities, Inc. (the Company) as of September 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
November 13, 2002

KENMAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS	
Cash and cash equivalents	$125,118
Due from affiliates, net	211,093
Other assets	3,300
Total assets	$339,511
LIABILITIES	
Accrued expenses	$ 40,941
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	26,490
Retained earnings	272,070
Total stockholder's equity	298,570
Total liabilities and stockholder's equity	$339,511

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2002

REVENUE	
Commissions	$1,706,002
Interest	1,543
Total revenue	1,707,545
EXPENSES	
Compensation and related payroll taxes	1,180,255
Travel, entertainment and marketing costs	249,195
Occupancy and office costs	188,505
Employee benefits	44,509
Dues and subscriptions	21,840
Professional fees	10,268
Total expenses	1,694,572
INCOME BEFORE INCOME TAXES	12,973
Income tax expense	11,308
NET INCOME	$ 1,665

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2001	$ 10	$26,490	$270,405	$296,905
Net income for the year ended September 30, 2002	0	0	1,665	1,665
Balance at September 30, 2002	$ 10	$26,490	$272,070	$298,570

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2002

Cash flows from (for) operating activities:	
Net income	$ 1,665
Adjustments to reconcile net income to net (decrease) in cash and cash equivalents:	
Changes in assets and liabilities	
(Increase) in due from affiliates, net	(48,660)
Decrease in other assets	31,000
Increase in accrued expenses	14,952
Net (decrease) in cash and cash equivalents	(1,043)
Cash and cash equivalents, beginning of year	126,161
Cash and cash equivalents, end of year	$125,118

See accompanying notes.

KENMAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, Inc. (the Company) was originally incorporated in the State of New York on June 5, 1987 and was merged into a Connecticut corporation effective February 7, 1996. The Company is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent). The Parent is indirectly owned by the two sole directors of the Company.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not hold funds or securities for customers. The Company has no direct customer relationships with individuals or entities other than those entities with which the Company is affiliated through common ownership.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market fund account balances.

D. Income Taxes

The Company is part of the Parent's consolidated group for U.S. and state income tax purposes. Income tax returns are prepared on the accrual basis of accounting on a fiscal year ended September 30. The Company uses an asset and liability approach to financial accounting for income taxes.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $82,277, which was $77,277 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

Note 3. INCOME TAXES

The Company is included in the consolidated U.S. and state income tax returns filed by the Parent. Income taxes are calculated as if the Company filed separate U.S. and state income tax returns, except that the benefit of the U.S. graduated tax rate is recognized by the consolidated group. The basis of assets and liabilities recorded in the financial statements are the same as amounts reported for income tax purposes; therefore, the Company does not report deferred tax expense.

Note 3. INCOME TAXES (CONTINUED)

The Company's income tax expense for the year ended September 30, 2002 is comprised of the following:

State income taxes	$ 2,177
U.S. income taxes	9,131
Current income tax expense	$11,308

The recorded tax provision exceeds the expected tax provision based on current statutory rates, due to certain non-deductible expenses, primarily meals and entertainment. During the year ended September 30, 2002, income taxes of $14,613 were paid to the Parent. Income taxes payable to the Parent totaled $4,713 as of September 30, 2002 and such amount is included in due from affiliates on the statement of financial condition.

Note 4. RELATED PARTY TRANSACTIONS

The Company has transactions and relationships with members of a group of affiliated companies that occasionally result in advances to and from such affiliates. A significant portion of the Company's direct and allocable expenses are paid by Kenmar Advisory Corp. (KAC), another subsidiary of the Parent. These expenses are in turn charged to the Company at cost. Additionally, substantially all of the Company's income is earned from KAC, based on the Company's combined expenses. During the fiscal year ended September 30, 2002, the Company earned income of $1,661,485 and was charged expenses of $1,382,032 under these arrangements.

The Company also experiences transfers to and from KAC as part of consolidated cash management efforts. No specific terms apply to the liquidation of intercompany receivables and payables; however, such intercompany balances are settled periodically. The Company has reflected its right of offset in reporting net intercompany balances in the statement of financial condition.

For a portion of 2002, the Company was party to an agreement with an affiliate whereby the Company was assigned all fees to which the affiliate would be entitled, relating to any investors that are U.S. persons, in accordance with a marketing agreement the affiliate had with a third party. During the year ended September 30, 2002, the Company earned $25,303 in accordance with such assignment agreement.

Note 5. COMMITMENTS

Rent expense is allocated from KAC at cost based on the Company's use of space. There is no fixed commitment to contribute to the payment of rent on an ongoing basis.

KENMAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

Total stockholder's equity	$ 298,570
Deduct items not allowable for net capital	
Non-allowable assets	(214,393)
Haircuts on securities	(1,900)
Net capital	$ 82,277
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 2,729
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 82,277
Minimum net capital requirement	5,000
Excess net capital	$ 77,277
Total aggregate indebtedness (total liabilities)	$ 40,941
Percentage of aggregate indebtedness to net capital	50%

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities, Inc. computation of net capital and required net capital from the September 30, 2002 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at September 30, 2002 is as follows:

Total liabilities	$ 40,941
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 40,941

KENMAR SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
September 30, 2002

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended September 30, 2002

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Kenmar Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kenmar Securities, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
November 13, 2002